SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. __)

Lifecore Biomedical, Inc.
(Name of Subject Company)
Lifecore Biomedical, Inc.
(Name of Persons Filing Statement)
Common Shares
(Title of Class of Securities)
532187101
(CUSIP Number of Class of Securities)
Dennis J. Allingham
Lifecore Biomedical, Inc.
3515 Lyman Boulevard
Chaska, Minnesota 55318
(952) 368-4300
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
Copies to:

Robert A. Rosenbaum
Dorsey & Whitney LLP
50 South Sixth Street, Suite 1500
Minneapolis, Minnesota 55402
(612) 340-2600
☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

LIFECORE BIOMEDICAL ANNOUNCES END OF “GO-SHOP” PERIOD WITH NO PARTIES DESIGNATED AS
EXCLUDED PARTIES
     CHASKA, MN. — February 14, 2008 — The board of directors of LIFECORE BIOMEDICAL, INC. (NASDAQ: LCBM) announced today that the “go-shop” process conducted on the Company’s behalf by Piper Jaffray & Co., the independent financial advisor to Lifecore’s board of directors, has ended. During the “go-shop” process, Piper Jaffray & Co. held a variety of discussions with more than 50 potential transaction partners and no proposal was received that constitutes, or is reasonably likely to result in, a proposal superior to that contemplated by the Agreement and Plan of Merger (the “Merger Agreement”), announced January 15, 2008, among Lifecore, SBT Acquisition Inc. and SBT Holdings Inc., both affiliates of Warburg Pincus LLC. As a result, no parties are designated as excluded parties pursuant to the terms of the Merger Agreement.
     Under the terms of the Merger Agreement, Lifecore was permitted to initiate, solicit and encourage alternative proposals for a 30-day period following the date of the Merger Agreement. With the expiration of the “go-shop” period and in the absence of excluded parties, Lifecore is continuing to work with the Purchaser and the Parent to complete the tender offer and merger in a timely manner, subject to satisfaction of the conditions set forth in the Merger Agreement, including that the holders of at least a majority of Lifecore’s common stock tender their shares in the tender offer, the required regulatory approvals are received and the satisfaction of certain other customary conditions to the completion of the tender offer.
Important Notice
     This news release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any of Lifecore’s common shares. The tender offer described herein has not yet been commenced. On the commencement date of the tender offer, an offer to purchase, a letter of transmittal and related documents will be filed with the Securities and Exchange Commission (the “SEC”), will be mailed to shareholders of record and will also be made available for distribution to beneficial owners of common shares. The solicitation of offers to buy Lifecore common shares will only be made pursuant to the offer to purchase, the letter of transmittal and related documents. When they are available, shareholders should read those materials carefully because they will contain important information, including the various terms of, and conditions to, the tender offer. When they are available, shareholders will be able to obtain the offer to purchase, the letter of transmittal and related documents without charge from the SEC’s Internet site at www.sec.gov or from the information agent that we select. Shareholders are urged to read carefully those materials when they become available prior to making any decisions with respect to the tender offer.
     Lifecore will file a solicitation/recommendation statement with the SEC in connection with the tender offer, and, if required, will file a proxy statement or information statement with the SEC in connection with the second-step merger. Shareholders are strongly advised to read these documents if and when they become available because they will contain important information about the tender offer and the proposed merger. Shareholders would be able to obtain a free copy of the solicitation/recommendation statement and the proxy statement or information statement as well as other filings containing information about Lifecore, the tender offer and the merger, if and when available, without charge, at the SEC’s Internet site at www.sec.gov. In addition, copies of the solicitation/recommendation statement, the proxy statement or information statement and other filings containing information about Lifecore, the tender offer and the merger may be obtained, if and when available, without charge, by directing a request to Lifecore, Attention: Dennis J. Allingham, President and Chief Executive Officer, 3515 Lyman Boulevard Chaska, Minnesota 55318, by phone at 952.368.4300, or on Lifecore’s Internet site at www.lifecore.com.
     This news release contains, among other things, certain statements of a forward-looking nature. Such statements include all statements other than those made solely with respect to historical fact. Numerous risks, uncertainties and other factors may cause actual results to differ materially from those expressed in any forward-looking statement. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive agreement; (2) the outcome of any legal proceedings that may be instituted against Lifecore and others following the announcement of the transaction; (3) the inability to complete the transaction due to the failure to satisfy the conditions thereto; (4) the proposed transaction may disrupt current plans and operations and the potential difficulties in employee retention as a result of the announcement of the transaction; and (5) other factors described in Lifecore’s filings with the SEC, including its reports on Forms 10-K, 10-Q, and 8-K. Many of the factors that will determine the outcome of the subject matter of this communication are beyond Lifecore’s ability to control or predict. Lifecore undertakes no obligation to revise or update any forward-looking statements, or to make any other forward-looking statements, whether as a result of new information, future results or otherwise.